Exhibit 99.1

For immediate release Chennai, India
DETAILS OF EARNING CALL	July 15, 2026| 8:30 AM ET | 06:00 PM IST

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On the call: Mr. Raju Vegesna, Chairman of the Board and Mr. M P Vijay Kumar, Executive Director & Group CFO

Live webcast: https://www.webcaster5.com/Webcast/Page/2184/54259

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Replay is available until July 29, 2026

Sify reports Consolidated Financial Results for Q1 FY 2026-27

Revenues of INR 12,352 Million. Adjusted EBITDA of INR 3,005 Million.

Profit for the period INR 65 Million.

HIGHLIGHTS

•         Revenue was INR 12,352 Million, an increase of 15% over the same quarter last year.

•         Adjusted EBITDA was INR 3,005 Million, an increase of 42% over the same quarter last year.

•         Profit for the quarter was INR 65 Million.

•         CAPEX during the quarter was INR 6,708 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India's digital transformation is entering a phase of execution at scale. What was once a digital transformation agenda has now become a business imperative, with organizations investing in technology to improve productivity, resilience, and customer experience.

The country continues to benefit from a unique combination of progressive policy initiatives, expanding digital infrastructure, and a deep pool of technology talent. As AI adoption gathers pace, the need for secure, scalable, and interconnected digital infrastructure will become even more critical. This presents a significant opportunity for India to strengthen its position as a global technology and innovation hub.

At Sify, we continue to align our investments with these long-term trends. Our integrated portfolio of Data Centers, Networks, and Digital Services enables us to support customers as they modernize their technology environments and prepare for an AI-enabled future.

India is no longer preparing for the digital future—it is actively shaping it. Sify remains committed to building the infrastructure and capabilities that will help power this next chapter of growth.”

Mr. M P Vijay Kumar, ED & Group CFO, said, “During the quarter, we continued to strengthen the operational foundations of our businesses through disciplined execution, improved resource utilization, and targeted investments across each of our portfolios.

We continue to invest in capacity expansion, network modernization, and technology platforms that position us to address emerging demand from AI, cloud, and data-intensive workloads. At the same time, we remain vigilant in managing costs, optimizing cash flows, and enhancing operational efficiencies across the organization.

While investments in infrastructure and talent continue to influence depreciation, interest, and manpower costs, these are aligned with our long-term growth objectives and are supported by a prudent approach to risk management and financial planning. Our priority remains unchanged: maintaining a strong balance sheet, preserving financial flexibility, and creating enduring value for shareholders through disciplined growth and responsible stewardship of capital.

The cash balance at the end of the quarter was INR 4,597 Million”.

BUSINESS HIGHLIGHTS

•         The Revenue split between the businesses for the quarter was Network services 39%, Data Center services 42% and Digital services 19%.

•         The Data Center subsidiary sold 5 MW of capacity in the quarter.

•         As on June 30,2026, Sify provides services via 1,238 fiber nodes across the country, a 7% increase over same quarter last year.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts were the following:

Network Services

•         One of the largest international banks contracted for large capacity Cloud inter-connect in major data centers and branch network integration with hyper scale cloud providers.

•         Another international bank contracted for managed services and network integration across their branches and SDWAN.

•         One of the largest capital market service providers contracted to implement a high uptime, large capacity network connecting data centers in different cities to facilitate training and inferencing for their AI workloads.

•         One of India’s largest e-commerce service providers contracted Sify for a Wide Area Network to connect their dark stores across more than 800+ locations in 100+ Cities.

•         Sify launched its Onnet Platform enabling real-time, on-demand provisioning of network services.

Data Center Services

•         A pan-India health services provider contracted to transition from a competitor’s data center to Sify’s data center.

•         A domestic banking player contracted to move from their on-prem location to Sify data center.

•         A new-age wallet services provider contracted to repatriate their cloud services to Sify’s multiple data center locations.

•         One of India’s oldest banks contracted Sify to set up their near-disaster-recovery location in Sify’s data center.

•         Sify delivered data center capacity in one of the newest facilities to a global major in mobility instruments.

Digital services

•         An insurance major contracted to migrate from their on-premise data center to one of our cloud platforms.

•         The government’s data repository division and a regional bank contracted for managed services.

•         A private cyber-security player contracted Sify to build a green-field cloud service.

•         One of India’s oldest industrial houses contracted Sify for disaster-recovery-as-a-service.

•         Multiple players including a regional bank, an insurance major and a division of the aviation ministry contracted for on-prem private cloud commissioning.

•         Contracts for managed services came from one of India’s largest steel majors, an agro-tech major, a microfinance startup and a speciality chemicals player.

•         Contracts for security operations center and security services came from a regional bank and an insurance major.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS (In INR millions)

Description	Quarter ended June 2026	Quarter ended June 2025	Quarter ended March 2026	Year ended March 2026 (Audited)
Revenue	12,352	10,723	12,025	44,877
Cost of Sales	(7,462)	(6,574)	(7,023)	(26,843)
Gross Profit	4,890	4,149	5,002	18,034
Other Operating Income	45	85	118	376
Selling, General and Administrative Expenses	(1,899)	(2,018)	(2,062)	(8,123)
Depreciation and Amortisation expense	(1,920)	(1,679)	(1,968)	(7,274)
Operating Profit	1,116	537	1,090	3,013
Investment Income	70	-	11	34
Impairment loss on Investment	-	(22)	-	(26)
Profit before financing and income taxes	1,186	515	1,101	3,021
Finance income	-	1	-	1
Interest expenses on borrowings and lease liabilities	(1,022)	(837)	(1,259)	(3,950)
Interest expenses on pension liabilities	-	(1)	(10)	(13)
Profit/(Loss) before income taxes	164	(322)	(168)	(941)

Income Tax Expense	(99)	(67)	(204)	(425)

Profit/(Loss) for the period	65	(389)	(372)	(1,366)

Reconciliation with Non-GAAP measure

Profit/(Loss) for the period	65	(389)	(372)	(1,366)
Add:
Depreciation and Amortisation expense	1,920	1,679	1,968	7,274
Net Finance Expenses	1,022	765	1,259	3,949
Current Tax	122	122	141	487
Deferred Tax	-	-	63	-
Less:
Deferred Tax	(23)	(55)	-	(62)
Other Income (including exchange gain/loss)	(101)	(11)	(129)	(411)

Adjusted EBITDA	3,005	2,111	2,930	9,871

Segment Reporting:

(In INR millions)

	Quarter ended June 2026				Quarter ended June 2025
Particulars	Network Services (A)	Data Center Services (B)	Digital Services ( C)	Total (D)= (A)+(B)+(C)	Network Services (A)	Data Center Services (B)	Digital Services ( C)	Total (D)= (A)+(B)+(C)
External customers Revenue	4,758	5,282	2,312	12,352	4,379	3,961	2,383	10,723
Intersegment Revenue	-	22	55	77	-	22	55	77
Operating Expense	(3,763)	(3,010)	(2,488)	(9,261)	(3,683)	(2,192)	(2,681)	(8,556)
Intersegment Expense	(63)	-	(14)	(77)	(63)	-	(14)	(77)
Segment Result	932	2,294	(135)	3,091	633	1,791	(257)	2,167
Unallocated Expense:
Support Service Unit Costs				(100)				(36)
Depreciation and Amortisation				(1,920)				(1,679)
Other income / (expense), net				115				63
Finance Income				-				1
Finance Expense				(1,022)				(838)
Profit / (loss) before tax				164				(322)
Income taxes (expense) / benefit				(99)				(67)
Profit / (loss) for the period				65				(389)

Equity and Debt:

(In INR millions)

	Quarter ended June 2026	Quarter ended June 2025	Year ended Mar 2026
EQUITY	19,059	16,339	18,933
BORROWINGS
Long term	28,499	25,391	23,205
Short term	17,591	8,791	15,400
Less: Cash Balance	4,597	3,861	5,071
Less: deposits lien marked towards loan	2,262	1,688	2,139
Net debt	39,231	28,633	31,395

About Sify Technologies

A multiple times award winner of the Golden Peacock from Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10,000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1,700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore. Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, adjusted EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2026, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	20:20 Media	Luri Group
Praveen Krishna	Nikhila Kesavan	Lucia Domville
Investor Relations & Public Relations	+91 9840124036	646.824.2856
+91 9840926523	nikhila.kesavan@2020msl.com	lucia.domville@lurigroup.com
praveen.krishna@sifycorp.com